

ELYS GAME
TECHNOLOGY

Investor
Presentation

November 2021

NASDAQ / ELYS

Important Disclaimer

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company's filings with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

* PLEASE REFER TO THE LONG-FORM COPY FILED WITH THE SEC ON MAY 13, 2021

NASDAQ / ELYS



Advanced Sportsbook Ecosystem

Know what the market offers

Know how bettors play

Building i-Gaming Foundations

- ✓ **Bottom-up strategy**
- ✓ **Securing business know-how**
- ✓ **Product differentiation**
- ✓ **Feedback mechanism**

B2B

B2C

Schematics


GRAN CENTRAL
NFL
Player Props
Player Props Scorer
Point Spread
Moneyline
Total
BET SLIP
Straights
Parlay
Round Robin
POTENTIAL PAYOUT
Clear

ELYS Product Differentiators


NEWGIOCO
HOME
PREMATCH
LIVE
10000$
PREMATCH
Basketball
NBA
Play now
PREMATCH
Football
NFL
Play now
PREMATCH
Baseball
MLB
Play now
HOT MATCH
NBA
Chicago B. - Boston C.
Play now
HOT MATCH
NFL
Dallas C. - Seattle S.
Play now
COMING SOON
Stay tuned!
Coming soon
Play now
Products
Prematch
Play now
Live
Play now
Settings

Agnostic, full service and easy to integrate

- State of the art technology based on microservices
- Highly scalable architecture with limited footprint
- Truly multichannel digital capabilities ready to be integrated with retail-based system and operations
- Digital experience at the retail location
- Already integrated with multiple payment and geo-location providers in regulated markets
- One stop shop iGaming plug and play system for 3rd party content providers:
  - ✓ Casino and Table Games
  - ✓ Virtual Dealer and Virtual Sports
  - ✓ Poker and Bingo

Powerful Combo Generates Value for U.S. Operators

Full Control of Product Strategy and Risk Management



Set Payout & Odds
By sports league and bet market, match status

Min Bet / Max Win
By customer segment, sport event, bet market, and match status

Favorite Strategy
Increasing the odds only on bet favorite on match day

Enhanced Odds
Competitive odds for player segments or as a promotional tool

Combo Bonus
Enhanced winnings on combos for sports events and bet types defined by operator

TALENT

Deep Dive: Elys Gameboard Modular Capabilities



Over 15,000 In-Play Events / Month

Dedicated pricing with over 12 proprietary bet markets

Flexible cash-out, free-bet & combo bonus

Integration to all major live streaming and visualization providers

Innovative 3rd party integrations

Intelligent bet acceptance engine

Risk management based on liability of each operator according to risk factors and market movements

Live traders 24/7

POWER

Opportunity



BET SLIP
USA - NFL
Denver Broncos
Moneyline
Payout
$0.00
+172
Buffalo Bills - Tennessee Titans
USA - NFL
Tennessee Titans
Moneyline
Payout
$0.00
+200
Buffalo Bills - Tennessee Titans
USA - NFL
Buffalo Bills -6.5
Point Spread
Payout
$0.00
-108
POTENTIAL PAYOUT
$0.00
Potential payout limit: $50,000.00
Accept current odds
Clear
Build bet

The U.S. Sports Betting and i-Gaming Market Estimated to be $30 - $35 Billion at Maturity



Total Addressable Market for U.S. Sports and i-Gaming has Significant Potential

↗ Acceleration of gaming legislation at state level

↗ Increased adoption by consumers as leisure betting becomes more mainstream

↗ Integration with national sports and media brands

$. Billions

30 - 35

18

1

2019A · 2025 · Stabilized

+ 78% CAGR

Source Note: Estimated total addressable market size based on recent public statements by Macquarie and Goldman Sachs

NASDAQ / ELYS

Driving Value to U.S. Operators

First mover advantage: Elys' first U.S. rollout - Washington, D.C. - October 2021

Elys is well positioned to capture market share in Washington, D.C. - slated to be one of the most promising opportunities in the U.S.

- Washington, D.C. activated retail and online sports betting in 2020
- Gross Revenue per capita is showing to be among the highest in the country
- 75% of the GRR is generated at retail
- Elys has partnered with Grand Central Sportsbook as its first Class B customer in the U.S. market



GRAND CENTRAL Sportsbook

$30-40M
Steady State Market Size**

7%-15%
Target: Elys Market Share

Total Revenue Per Adult – Last 12 Months*



$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
NJ
DE
MS
WV
PA
RI
IA
IN
OR
NH
DC*

* For DC annualized value calculated over 7 moths actuals (Aug 2020 – Feb 2021)

** Internal estimates based on DC Lottery data

NASDAQ / ELYS

9

Acquisition of USBookmaking has resulted in rapid *GROWTH*

✓ **Sky Ute Casino Resort**

✓ **Santa Ana Star Casino**

✓ **Isleta Resort & Casino**

✓ **Santa Claran Hotel & Casino**

✓ **Odawa Casino**

✓ **4 Bears Casino**



✓ November 11, 2021: **Ocean Casino Resort** Announces Partnership With Interactive Gaming And Sports Betting Company, Elys Game Technology *



* The commencement of betting transactions in the United States are subject to obtaining the required certification, licensing and approvals from the respective state gambling control agency, in addition to any other state or federal regulatory approval required by law.

NASDAQ / ELYS

Economics


CENTRAL
Build
your bet.
Start NOW
Don't know how it works? Click here
Grand Central Sportsbook
Grand Central Sportsbook (License# SW21CLB0001) is Washington, DC's first Class B
sports wagering licensee. We are a full service sportsbook offering a multitude of

	December 31, 2020	September 30, 2021
Cash and cash equivalents	$ 18,945,817	$ 9,408,035
Total Assets	$ 35,857,979	$ 63,732,313
Total Debt	$ 34,547	$ -
Total Liabilities	$ 15,701,626	$ 8,640,476
Total Liabilities & Stockholders' Equity	$ 35,857,979	$ 67,732,313



✓ Strong cash position to support organic growth in U.S. from 2021 through 2025

✓ No debt

✓ Significant acquisition opportunities in rapidly growing US market

✓ Insider ownership of ~47%

NASDAQ / ELYS

In Thousands (,000's)	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	09/30/2021
Total Turnover (Gross Wagers)	$ 121,952	$ 218,520	$ 413,226	$ 454,133	$ 574,258	$ 626,916
Total Revenue	$ 8,898	$ 22,865	$ 34,575	$ 35,583	$ 37,266	$ 33,877
Selling expenses	$ 5,846	$ 14,672	$ 24,142	$ 27,584	$ 26,109	$ 26,333
Gross Profit	$ 3,052	$ 8,193	$ 10,433	$ 7,999	$ 11,157	$ 7,544
Total expenses	$ 4,513	$ 5,513	$ 10,588	$ 10,995	$ 13,789	$ 13,976
Operating Income	$ (1,461)	$ 2,680	$ (155)	$ (2,996)	$ (2,632)	$ (6,431)



➢ Since May 2018, the company has been investing discretionary cash into U.S. market product, licensing, personnel, and strategy, resulting in the first license and operations opened in October 2021 in D.C. and has secured strong pipeline of customers commencing in 2022.

Summary


In Play
Tennis
Soccer
ATP - ATP Moscow, Russia Men Singles
Moneyline
Totals
Millman, John
Bonzi, Benjamin
0
0
+190
O 22.5
-118
U 22.5
-111
1st set
+14
ATP - Atp Antwerp, Belgium Men Singles
ITF Men - Itf Turkey F28, Men Singles
ITF Men - Itf France F16, Men Singles
Challenger - Atp Challenger Losinj, Croatia Men Singles
ITF Women - Itf Germany 13a, Women Singles
ITF Women - Itf Spain 26a, Women Singles
ITF Women - Itf Brazil 02a, Women Singles
GRAND CENTRAL
Sportsbook
4
Home
Pregame
In Play
Bet histo

U.S. Go to Market Strategy

- **Capture larger piece of value chain with effective B2B2C revenue model**
- **Technology has been optimized to fit the sports betting legislation in the U.S.**
  - ✓ **Active in five states with 7 U.S. customers and in progress with multi-jurisdictional licenses**
  - ✓ **Recent addition of USBookmaking adds highly experienced U.S. team**
- **Certifications:**
  - **GLI-33 certified retail solution**
  - **GLI RNG certified Virtual solution**
- **ISO 27001 management system certified**



SPECIALIZED BET RISK MANAGEMENT
CATERING TO COMMERCIAL SPORTS BETTING OPERATIONS



